Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-223208

Subject to Completion. Dated November 20, 2018

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.



HSBC USA Inc.

$

Leveraged Capped S&P/TSX 60 Index (converted into U.S. dollars) Linked Notes due , 2020

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be the second scheduled business day after the determination date) is based on the performance of the U.S. dollar value of the S&P/TSX 60 Index (which we refer to as the underlier) as measured from the trade date to and including the determination date (expected to be between 18 and 21 months after the trade date). We will determine the U.S. dollar value of the underlier (which we refer to as the adjusted closing level of the underlier) by multiplying the official closing level of the underlier on the relevant day by the U.S. dollar/Canadian dollar exchange rate (expressed as the amount of U.S. dollars per one Canadian dollar) on that day. The initial underlier level and the final underlier level will incorporate this U.S. dollar adjustment. If the final underlier level on the determination date is greater than the initial underlier level (set on the trade date and may be higher or lower than the actual official closing level of the underlier on that date), the return on your notes will be positive, subject to the maximum settlement amount (expected to be between $1,210.00 and $1,246.40 for each $1,000 face amount of your notes). **If the final underlier level is less than the initial underlier level, the return on your notes will be negative. You could lose your entire investment in the notes.**

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

- if the underlier return is *positive* (the final underlier level is *greater than* the initial underlier level), the *sum* of (i) $1,000 *plus* (ii) the *product* of (a) $1,000 *times* (b) 4.0 *times* (c) the underlier return, subject to the maximum settlement amount; or
- if the underlier return is *zero* or *negative* (the final underlier level is *equal to* or *less than* the initial underlier level), the *sum* of (i) $1,000 *plus* (ii) the *product* of (a) $1,000 *times* (b) the underlier return.

If the exchange rate on the determination date is less than the initial exchange rate on the trade date (meaning that it will take fewer U.S. dollars to purchase one Canadian dollar on the determination date than on the trade date), the underlier return and the return on your notes will be negatively affected.

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-14 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement. The notes will not be listed on any U.S. securities exchange or automated quotation system. Any payments on the notes are subject to the credit risk of HSBC USA Inc.

The Estimated Initial Value of the notes on the trade date is expected to be between $950 and $990 per note, which will be less than the price to public. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-6 and "Risk Factors" beginning on page PS-14 of this document for further information.

	Price to Public[1]	Underwriting Discount[2]	Proceeds to Issuer
Per note / Total	$1,000 /	$16.70 /	

[1] The price to public for certain investors will be 98.33% of the face amount, reflecting a foregone underwriting discount with respect to such notes; see "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-26 of this pricing supplement.

[2] HSBC Securities (USA) Inc. will purchase the notes from us at the price to public less an underwriting discount of up to $16.70 (1.67%) per $1,000 in face amount for distribution to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-26 of this pricing supplement.

Neither the Securities and Exchange Commission ("SEC") nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

HSBC Securities (USA) Inc.

The price to public, underwriting discount and proceeds to issuer listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at prices to public and with underwriting discounts and proceeds to issuer that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the price to public you pay for such notes.

HSBC Securities (USA) Inc. or any of its affiliates or agents may use this pricing supplement in the initial sale of the notes. In addition, HSBC Securities (USA) Inc. or any of its affiliates or agents may use the final pricing supplement relating to the notes in a market-making transaction in a note after its initial sale. *Unless HSBC Securities (USA) Inc. or any of its affiliates or agents informs the purchaser otherwise in the confirmation of sale, the final pricing supplement relating to the notes is being used in a market-making transaction.*

About Your Prospectus

You should read this pricing supplement together with the related Equity Index Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

- The Equity Index Underlying Supplement dated February 26, 2018
- The Prospectus Supplement dated February 26, 2018
- Prospectus dated February 26, 2018

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the "offered notes" or the "notes". Each of the offered notes, including your notes, has the terms described below. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the Equity Index Underlying Supplement.

This section is meant as a summary and should be read in conjunction with the prospectus, the prospectus supplement and the Equity Index Underlying Supplement. This pricing supplement supersedes any conflicting provisions of the documents listed above.

Key Terms

Issuer: HSBC USA Inc.

Specified Currency: U.S. dollars ("$")

Face Amount: Each note will have a face amount of $1,000; $ in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the Issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement.

Purchase at amount other than face amount: The amount we will pay you at the Stated Maturity Date for your notes will not be adjusted based on the price to public you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the Stated Maturity Date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the Cap Level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See "Risk Factors — If you purchase your notes at a premium to face amount, the return on your investment will be lower than the return on notes purchased at face amount and the impact of certain key terms of the notes will be negatively affected" on page PS-19 of this pricing supplement.

Underlier: The S&P/TSX 60 Index (Bloomberg symbol: "SPTSX60")

Underlying Currency With respect to the Underlier, the Canadian dollar

Trade Date: [ ], 2018

Original Issue Date (Settlement Date): Expected to be the fifth scheduled business day following the Trade Date.

Determination Date: A specified date that is expected to be between 18 and 21 months following the Trade Date, provided, however that (i) if the originally scheduled Determination Date is not a Trading Day, or a Market Disruption Event occurs or is continuing on such day, the Determination Date with respect to both the Official Closing Level and the Exchange Rate shall be the next succeeding Trading Day on which a Market Disruption Event does not occur and is not continuing, provided that if such Trading Day is not a Currency Business Day, the Exchange Rate will be observed as of the next succeeding Currency Business Day; and (ii) if the originally scheduled Determination Date is not a Currency Business Day (but is a Trading Day on which no Market Disruption Event occurs or is continuing), the Determination Date will be postponed to the next succeeding Currency Business Day and the Final Underlier Level will be calculated based on the Official Closing Level on the originally scheduled Determination Date and the Exchange Rate on the next succeeding Currency Business Day following the originally scheduled Determination Date.

In no event, however, will the Determination Date be postponed by more than five Trading Days. If the Determination Date has been postponed to the fifth Trading Day and on that day the Official Closing Level of the Underlier has not been established as specified in the previous paragraph, the calculation agent will determine the level of the Underlier for the Determination Date on that fifth Trading Day in accordance with the formula for and method of calculating the level of the Underlier last in effect prior to the commencement of the Market Disruption Event (or prior to the non-Trading Day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for that suspension or limitation or non-trading day) on that day of each security most recently constituting the Underlier. If the Determination Date has been postponed to the fifth Trading Day and that day is not a Currency Business Day, the calculation agent will determine the Exchange Rate for the Determination Date on such day in good faith and in a commercially reasonable manner, taking into account the latest available quotation for the exchange rate of the Underlying Currency relative to the U.S. dollar and any other information that it deems relevant.

Stated Maturity Date:	A specified date that is expected to be the second scheduled business day following the Determination Date, subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Cash Settlement Amount:	For each $1,000 face amount of your notes, we will pay you on the Stated Maturity Date an amount in cash equal to:
	● if the Final Underlier Level is *greater than* or *equal to* the Cap Level, the Maximum Settlement Amount;
	● if the Final Underlier Level is *less than* the Cap Level but *greater than* the Initial Underlier Level, the *sum* of (1) $1,000 *plus* (2) the *product* of (i) $1,000 *times* (ii) the Upside Participation Rate *times* (iii) the Underlier Return; or
	● if the Final Underlier Level is *equal to* or *less than* the Initial Underlier Level, the *sum* of (1) $1,000 *plus* (2) the *product* of (i) $1,000 *times* (ii) the Underlier Return.
Maximum Settlement Amount:	Expected to be between $1,210.00 and $1,246.40 per $1,000 face amount of the notes (to be determined on the Trade Date)
Upside Participation Rate:	400.00%
Cap Level:	Expected to be between 105.25% to 106.16% of the Initial Underlier Level (to be determined on the Trade Date)
Underlier Return:	The *quotient* of (1) the Final Underlier Level *minus* the Initial Underlier Level *divided* by (2) the Initial Underlier Level, expressed as a percentage.
Initial Underlier Level:	The Adjusted Closing Level of the Underlier on the Trade Date.
Final Underlier Level:	The Adjusted Closing Level of the Underlier on the Determination Date.
Initial Exchange Rate (to be set on the Trade Date):	
Adjusted Closing Level:	On any relevant day, the Official Closing Level of the Underlier on that day *multiplied* by the Exchange Rate on that day. The Adjusted Closing Level of the Underlier will not be rounded.
Official Closing Level:	As described under "Additional Terms of the Notes — Official Closing Level" on page S-56 of the accompanying Equity Index Underlying Supplement.
Exchange Rate:	The exchange rate, on any relevant Currency Business Day, will be expressed as an exchange rate of U.S. dollars per one Canadian dollar and will equal (a)

one *divided by* (b) the Canadian dollar (CAD) value of one U.S. dollar (USD), as reported by Thomson Reuters ("Reuters") on Reuters page "WMRSPOT09" under the caption "MID," or any substitute Reuters page, at approximately 4:00 p.m., London time, as determined by the calculation agent. The Exchange Rate will not be rounded.

Currency Business Day:

With respect to the Exchange Rate, a currency business day is a day on which The WM Company, through its currency market data services, publishes spot rates for the Canadian dollar relative to the U.S. dollar. Dates on which The WM Company does not, through its currency market data services, publish spot rates for the Canadian dollar relative to the U.S. dollar may be found on its website, www.wmcompany.com. Information contained in The WM Company's website is not incorporated by reference in, and should not be considered a part of, this pricing supplement. We make no representation or warranty as to the accuracy or completeness of the information contained in The WM Company's website.

Market Disruption Events:

With respect to any given Trading Day, any of the following will be a Market Disruption Event with respect to the Underlier:

- a suspension, absence or material limitation of trading in Underlier Stocks (as defined below) constituting 20% or more, by weight, of the Underlier on their respective primary markets, in each case for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion,

- a suspension, absence or material limitation of trading in option or futures contracts, if available, relating to the Underlier or to Underlier Stocks constituting 20% or more, by weight, of the Underlier in their respective primary markets for those contracts, in each case for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

- Underlier Stocks constituting 20% or more, by weight, of the Underlier, or option or futures contracts, if available, relating to the Underlier or to Underlier Stocks constituting 20% or more, by weight, of the Underlier do not trade on what were the respective primary markets for those Underlier Stocks or contracts, as determined by the calculation agent in its sole discretion,

and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of us or any of our affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the notes. For more information about hedging by us and/or any of our affiliates, see "Use of Proceeds and Hedging" in the prospectus supplement.

The following events will not be Market Disruption Events with respect to the Underlier:

- a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

- a decision to permanently discontinue trading in the option or futures contracts relating to the Underlier or to any Underlier Stock.

For this purpose, an "absence of trading" in the primary securities market on which an Underlier Stock, or on which option or futures contracts, if available, relating to the Underlier or to any Underlier Stock are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an Underlier Stock or in option or futures contracts, if available, relating to the Underlier or to any Underlier Stock in the primary market for that stock or those contracts, by reason of:

- a price change exceeding limits set by that market,

- an imbalance of orders relating to that Underlier Stock or those contracts, or

- a disparity in bid and ask quotes relating to that Underlier Stock or those contracts,

will constitute a suspension or material limitation of trading in the Underlier or those contracts in that market.

Form of Notes:	Book-Entry
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	HSBC USA Inc. or one of its affiliates
CUSIP/ISIN:	40435UAZ7 / US40435UAZ75
Estimated Initial Value:	The Estimated Initial Value of the notes will be less than the price you pay to purchase the notes. The Estimated Initial Value does not represent a minimum price at which we or any of its affiliates would be willing to purchase your notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the final pricing supplement relating to the notes. See "Risk Factors — The Estimated Initial Value of the notes, which will be determined by us on the Trade Date, will be less than the price to public and may differ from the market value of the notes in the secondary market, if any."

The Trade Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, all references to each of the following terms used in the accompanying Equity Index Underlying Supplement will be deemed to refer to the corresponding term used in this pricing supplement, as set forth in the table below:

Equity Index Underlying Supplement Term	Pricing Supplement Term
maturity date	Stated Maturity Date
Final Valuation Date	Determination Date
principal amount	face amount
Reference Asset	Underlier
Reference Sponsor	Underlier Sponsor
Scheduled Trading Day	Trading Day

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical Final Underlier Levels on the Determination Date could have on the Cash Settlement Amount at maturity assuming all other variables remain constant.

The examples below are based on a range of Final Underlier Levels that are entirely hypothetical. No one can predict the Official Closing Level of the Underlier and the Exchange Rate on any day throughout the life of the notes, and no one can predict the Final Underlier Level on the Determination Date. The Underlier and the Exchange Rate have been highly volatile in the past — meaning that the level of the Underlier and the Exchange Rate have changed considerably in relatively short periods — and their performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the Original Issue Date at the face amount and held to the Stated Maturity Date. If you sell your notes in a secondary market prior to the Stated Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the Underlier and the Exchange Rate and our creditworthiness. In addition, the estimated value of your notes at the time the terms of your notes are set on the Trade Date (as determined by reference to pricing models used by us) is less than the original price to public of your notes. For more information on the estimated value of your notes, see "Risk Factors — The Estimated Initial Value of the notes, which will be determined by us on the Trade Date, will be less than the price to public and may differ from the market value of the notes in the secondary market, if any." on page PS-14 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions	
Face Amount	$1,000
Upside participation rate	400.00%
Cap Level	105.25% of the Initial Underlier Level
Maximum Settlement Amount	$1,210.00
Neither a Market Disruption Event nor a non-Trading Day occurs on the originally scheduled Determination Date and the originally scheduled Determination Date is a Currency Business Day	
No change in or affecting any of the Underlier Stocks or the method by which the Underlier Sponsor calculates the Underlier	
Notes purchased on the Original Issue Date at the face amount and held to the Stated Maturity Date	

Moreover, we have not yet set the Initial Underlier Level that will serve as the baseline for determining the Underlier Return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the Trade Date. As a result, the actual Initial Underlier Level may differ substantially from the Adjusted Closing Level of the Underlier prior to the Trade Date.

For these reasons, the actual performance of the Underlier and the Exchange Rate over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical levels of the Underlier and the historical Exchange Rates shown elsewhere in this pricing supplement. For information about the historical levels of the Underlier and the Exchange Rates during recent periods, see "Information Relating to the Underlier — Historical Performance of the Underlier" and "Historical Exchange Rates" below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the Underlier and the Exchange Rate between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Underlier Stocks.

The levels in the left column of the table below represent hypothetical Final Underlier Levels and are expressed as percentages of the Initial Underlier Level. The amounts in the right column represent the hypothetical Cash Settlement Amount, based on the corresponding hypothetical Final Underlier Level, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical Cash Settlement Amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the Stated Maturity Date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical Final Underlier Level and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
150.000%	121.000%
140.000%	121.000%
130.000%	121.000%
120.000%	121.000%
110.000%	121.000%
105.250%	**121.000%**
105.000%	120.000%
104.000%	116.000%
102.000%	108.000%
100.000%	**100.000%**
97.000%	97.000%
95.000%	95.000%
92.000%	92.000%
90.000%	90.000%
80.000%	80.000%
75.000%	75.000%
50.000%	50.000%
25.000%	25.000%
0.000%	**0.000%**

If, for example, the Final Underlier Level were determined to be 25.000% of the Initial Underlier Level, the Cash Settlement Amount that we would deliver on your notes at maturity would be 25.000% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the Original Issue Date at the face amount and held them to the Stated Maturity Date, you would lose 75.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). If the Final Underlier Level were determined to be 0.000% of the Initial Underlier Level, you would lose your entire investment in the notes. In addition, if the Final Underlier Level were determined to be 150.000% of the Initial Underlier Level, the Cash Settlement Amount that we would deliver on your notes at maturity would be capped at the Maximum Settlement Amount, or 121.000% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the Stated Maturity Date, you would not benefit from any increase in the Final Underlier Level of greater than 105.250% of the Initial Underlier Level.

The following chart shows a graphical illustration of the hypothetical Cash Settlement Amounts that we would pay on your notes on the Stated Maturity Date, if the Final Underlier Level were any of the hypothetical levels shown on the horizontal axis. The hypothetical Cash Settlement Amounts in the chart are expressed as percentages of the face amount of your notes and the hypothetical Final Underlier Levels are expressed as percentages of the Initial Underlier Level. The chart shows that any hypothetical Final Underlier Level of less than the hypothetical Initial Underlier Level (the section left of the 100.000% marker on the horizontal axis) would result in a hypothetical Cash Settlement Amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical Final Underlier Level of greater than or equal to 105.250% (the section right of the 105.250% marker on the horizontal axis) would result in a capped return on your investment.



121%
Hypothetical Cash Settlement Amount as % of Face Amount
Hypothetical Final Underlier Level as a % of Initial Underlier Level
Note Performance
Adjusted Underlier Performance

The following three examples show the effect of the Exchange Rate on the Cash Settlement Amount. The calculation agent will multiply the Official Closing Level of the Underlier by the applicable Exchange Rate, in order to determine the Adjusted Closing Level. Accordingly, changes in the Exchange Rate may affect the amount payable on the Stated Maturity Date and the market value of the notes. The numbers appearing in the tables below have been rounded for ease of analysis.

The hypothetical Official Closing Level of the Underlier on the trade date of 100.00 has been chosen for illustrative purposes only and may not represent a likely Official Closing Level of the Underlier on the Trade Date. The hypothetical Exchange Rate on the Trade Date of 1.00 has been chosen for illustrative purposes only and may not represent a likely Exchange Rate on the Trade Date.

Example 1: The Final Underlier Level is greater than the Cap Level. The Cash Settlement Amount will equal the Maximum Settlement Amount.

Hypothetical Official Closing Level of the Underlier on the Trade Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Trade Date	Hypothetical Adjusted Closing Level on the Trade Date (Initial Underlier Level)	Hypothetical Official Closing Level of the Underlier on the Determination Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Determination Date	Hypothetical Adjusted Closing Level on the Determination Date (Final Underlier Level)
100.00	1.00	100.00	120.00	1.05	126.00

In this example, prior to U.S. dollar adjustment, the hypothetical Official Closing Level of the Underlier on the Determination Date has appreciated by 20% from the hypothetical Official Closing Level of the Underlier on the trade date, and the Canadian dollar has appreciated against the U.S. dollar by 5%.

Because the hypothetical Final Underlier Level of 126.00 is greater than the Cap Level, the hypothetical Cash Settlement Amount will equal the Maximum Settlement Amount of $1,210.00.

Example 2: The Final Underlier Level is greater than the Initial Underlier Level but less than the Cap Level. The Cash Settlement Amount exceeds the $1,000 face amount but is less than the Maximum Settlement Amount.

Hypothetical Official Closing Level of the Underlier on the Trade Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Trade Date	Hypothetical Adjusted Closing Level on the Trade Date (Initial Underlier Level)	Hypothetical Official Closing Level of the Underlier on the Determination Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Determination Date	Hypothetical Adjusted Closing Level on the Determination Date (Final Underlier Level)
100.00	1.00	100.00	110.00	0.95	104.50

In this example, prior to U.S. dollar adjustment, the hypothetical Official Closing Level of the Underlier on the Determination Date has appreciated by 10% from the hypothetical Official Closing Level of the Underlier on the trade date. However, the Canadian dollar has depreciated against the U.S. dollar by 5%.

Because the hypothetical Final Underlier Level is *greater than* the hypothetical Initial Underlier Level, the Cash Settlement Amount is calculated as the *sum* of (i) $1,000 *plus* (ii) the *product* of (a) $1,000 *times* (b) the Upside Participation Rate of 400.00% *times* (c) the Underlier Return, subject to the Maximum Settlement Amount of $1,210.00.

Cash Settlement Amount = $1,000 + ($1,000 × 400.00% × 4.50%) = $1,180.00

Example 3: The Final Underlier Level is less than the Initial Underlier Level. The Cash Settlement Amount is less than the $1,000 face amount.

Hypothetical Official Closing Level of the Underlier on the Trade Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Trade Date	Hypothetical Adjusted Closing Level on the Trade Date (Initial Underlier Level)	Hypothetical Official Closing Level of the Underlier on the Determination Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Determination Date	Hypothetical Adjusted Closing Level on the Determination Date (Final Underlier Level)
100.00	1.00	100.00	90.00	0.95	85.50

In this example, prior to U.S. dollar adjustment, the hypothetical Official Closing Level of the Underlier on the Determination Date has depreciated from the hypothetical Official Closing Level of the Underlier on the trade date by 10%. In addition, the Canadian dollar has depreciated against the U.S. dollar by approximately 5%.

Because the hypothetical Final Underlier Level is *less than* the hypothetical Initial Underlier Level, the Cash Settlement Amount is calculated as the *sum* of (i) $1,000 *plus* (ii) the *product* of (a) $1,000 *times* (b) the Underlier Return.

Cash Settlement Amount = $1,000 + ($1,000 × -14.50%) = $855.00

The Cash Settlement Amounts shown above are entirely hypothetical; they are based on the hypothetical levels of the Underlier and Exchange Rates that may not be achieved on the Determination Date and on assumptions that may prove to be erroneous. The actual market value of your notes on the Stated Maturity Date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical Cash Settlement Amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical Cash Settlement Amounts on notes held to the Stated Maturity Date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual price to public you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read "Risk Factors —If you purchase your notes at a premium to face amount, the return on your investment will be lower than the return on notes purchased at face amount and the impact of certain key terms of the notes will be negatively affected" on page PS-19 of this pricing supplement.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual Final Underlier Level or what the market value of your notes will be on any particular Trading Day, nor can we predict the relationship between the level of the Underlier, the Exchange Rate and the market value of your notes at any time prior to the Stated Maturity Date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual Initial Underlier Level, the Cap Level and the Maximum Settlement Amount, which we will set on the Trade Date, and the actual Final Underlier Level to be determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the Stated Maturity Date may be very different from the information reflected in the table and chart above.

INVESTOR SUITABILITY

The notes may be suitable for you if:

- You seek an investment with an enhanced return linked to the potential positive performance of the U.S. dollar value of the Underlier and you believe that the Adjusted Closing Level of the Underlier will increase over the term of the notes.

- You are willing to invest in the notes based on the low end of the range of Maximum Settlement Amounts indicated herein, which may limit your return at maturity.

- You are willing to make an investment that is exposed to the negative Underlier Return on a 1-to-1 basis for each percentage point that the Underlier Return is negative.

- You understand that your return on the notes is subject to changes in both the Exchange Rate and the level of the Underlier, meaning you could have a negative return even if the unadjusted level of the Underlier appreciates or even if the Exchange Rate increases.

- You seek an investment with exposure to companies in Canada and the U.S. dollar/Canadian dollar exchange rate.

- You understand that you may lose your entire face amount.

- You are willing to accept the risk and return profile of the notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- You are willing to forgo dividends or other distributions paid to holders of the stocks included in the Underlier.

- You do not seek current income from your investment.

- You do not seek an investment for which there is an active secondary market.

- You are willing to hold the notes to maturity.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the notes.

The notes may not be suitable for you if:

- You believe that the Underlier Return will be negative or that the Underlier Return will not be sufficiently positive to provide you with your desired return.

- You are unwilling to invest in the notes based on the low end of the range of Maximum Settlement Amounts indicated herein, which may limit your return at maturity.

- You are unwilling to make an investment that is exposed to the negative Underlier Return on a 1-to-1 basis for each percentage point that the Underlier Return is negative.

- You believe that the level of the Underlier and/or the Exchange Rate will decline during the term of the notes.

- You do not seek an investment with exposure to companies in Canada and the U.S. dollar/Canadian dollar exchange rate.

- You seek an investment that provides full return of principal.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You prefer to receive the dividends or other distributions paid on the stocks included in the Underlier.

- You seek current income from your investment.

- You seek an investment for which there will be an active secondary market.

- You are unable or unwilling to hold the notes to maturity.

- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and page S-1 in the Equity Index Underlying Supplement. Investing in the notes is not equivalent to investing directly in any of the stocks included in the Underlier. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement, prospectus and Equity Index Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the notes described in the following sections:

"— Risks Relating to All Note Issuances" in the prospectus supplement;

"— General Risks Related to Indices" in the Equity Index Underlying Supplement; and

"—Securities Prices Generally Are Subject to Political, Economic, Financial and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt notes.

Your investment in the notes may result in a loss.

The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Underlier and changes in the Exchange Rate and will depend on whether, and the extent to which, the Underlier Return, which includes any gain or loss caused by a change in the Exchange Rate, is positive or negative. Your investment will be exposed to loss if the Final Underlier Level is less than the Initial Underlier Level, which includes any loss caused by a change in the Exchange Rate. For every 1% that the Final Underlier Level is less than the Initial Underlier Level, you will lose an amount equal to 1% of the face amount of your notes. Accordingly, you could lose up to 100% of your face amount at maturity if the Final Underlier Level is less than the Initial Underlier Level.

A decrease in the value of the Underlying Currency relative to the U.S. dollar may adversely affect your return on the notes.

The return on the notes is based on the performance of the U.S. dollar value of the Underlier. The Final Underlier Level is the Adjusted Closing Level on the Determination Date. The Adjusted Closing Level on any relevant day is the Official Closing Level of the Underlier on that day, converted into U.S. dollars based on the Exchange Rate on that day. Accordingly, any depreciation in the value of the Underlying Currency relative to the U.S. dollar (or alternatively, any increase in the value of the U.S. dollar relative to the Canadian dollar) may adversely affect your return on the notes.

The return on the notes is limited by the return represented by the Maximum Settlement Amount.

You will not participate in any appreciation in the U.S. dollar value of the Underlier beyond the Cap Level. You will not receive a return on the notes greater than the return represented by the Maximum Settlement Amount. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the securities included in the Underlier.

The amount payable on the notes is not linked to the level of the Underlier or the Exchange Rate at any time other than the Determination Date.

The Final Underlier Level will be the Adjusted Closing Level of the Underlier on the Determination Date, subject to postponement for non-Trading Days, non-Currency Business Days and certain Market Disruption Events. Even if the Adjusted Closing Level of the Underlier appreciates during the term of the notes other than on the Determination Date but then decreases on the Determination Date to a level that is less than the Initial Underlier Level, the Cash Settlement Amount may be less, and may be significantly less, than it would have been had the Cash Settlement Amount been linked to the Adjusted Closing Level of the Underlier prior to such decrease. Although the Adjusted Closing Level of the Underlier on the Stated Maturity Date or at other times during the term of the notes may be higher than the Final Underlier

Level, the Cash Settlement Amount will be based solely on the Official Closing Level of the Underlier on the Determination Date.

Credit risk of HSBC USA Inc.

The notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

The notes will not bear interest.

As a holder of the notes, you will not receive interest payments.

Changes that affect the Underlier will affect the market value of the notes and the amount you will receive at maturity.

The policies of the Underlier Sponsor concerning additions, deletions and substitutions of the constituents comprising the Underlier and the manner in which the Underlier Sponsor takes account of certain changes affecting those constituents may affect the level of the Underlier. The policies of the Underlier Sponsor with respect to the calculation of the Underlier could also affect the level of the Underlier. The Underlier Sponsor may discontinue or suspend calculation or dissemination of the Underlier. Any such actions could affect the value of the notes.

The notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Cash Settlement Amount of the notes.

The Estimated Initial Value of the notes, which will be determined by us on the Trade Date, will be less than the price to public and may differ from the market value of the notes in the secondary market, if any.

The Estimated Initial Value of the notes will be calculated by us on the Trade Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you. We will determine the value of the embedded derivatives in the notes by reference to our internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the notes that are different from the Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time.

The price of your notes in the secondary market, if any, immediately after the Trade Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the notes and the costs associated with structuring and hedging our obligations under the notes. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Underlier and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

If HSBC Securities (USA) Inc. were to repurchase your notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the notes in the secondary market, if any, and the value that HSBC Securities (USA) Inc. may initially use for customer account statements, if HSBC Securities (USA) Inc. provides any customer account statements at all, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 3 months after the Trade Date. This temporary price difference may exist because, in the discretion of HSBC Securities (USA) Inc., HSBC Securities (USA) Inc. may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. HSBC Securities (USA) Inc. will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which HSBC Securities (USA) Inc. effectively reimburses to investors in this way may not be allocated ratably throughout the reimbursement period, and HSBC Securities (USA) Inc. may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the notes based on changes in market conditions and other factors that cannot be predicted.

The notes lack liquidity.

The notes will not be listed on any securities exchange. Neither we nor any of our affiliates are required to offer to purchase the notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which we or any of our affiliates is willing to buy the notes.

The market value of your notes may be influenced by many unpredictable factors.

The following factors, among others, many of which are beyond our control, may influence the market value of your notes:

- the volatility — i.e., the frequency and magnitude of changes — of the level of the Underlier and the Exchange Rate;
- the level of the Underlier, the Exchange Rate, the Upside Participation Rate and the Cap Level;
- the dividend rates of the stocks underlying the Underlier;
- economic, financial, regulatory, political, military and other events that affect stock markets generally and the stocks underlying the Underlier, which may affect the Official Closing Level of the Underlier;
- interest rates and yield rates in the market;
- the time remaining until your notes mature; and
- our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors may influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. Your notes are also subject to currency exchange risk; see "— The notes are subject to currency exchange risk" below.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. For example, the calculation agent will determine whether a Market Disruption Event occurs in its sole discretion. In making that determination, the calculation agent will use information that may not be easily obtainable by investors. See "Summary Information—Market Disruption Events" above. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

It is possible that hedging activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. If the distributor from which you purchase notes is to conduct hedging activities for us in connection with the notes, that distributor may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the distributor receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the distributor to sell the notes to you in addition to the compensation they would receive for the sale of the notes.

If the level of the Underlier or the Exchange Rate changes, the market value of your notes may not change in the same manner.

Your notes may trade quite differently from the performance of the Underlier and the Exchange Rate. Changes in the level of the Underlier, the Exchange Rate or the Adjusted Closing Level may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under "—The market value of your notes may be influenced by many unpredictable factors" above.

You have no shareholder rights or rights to receive any Underlier Stock.

Investing in your notes will not make you a holder of any of the stocks included in the Underlier (the "Underlier Stocks"). Neither you nor any other holder or owner of your notes will have any rights with respect to the Underlier Stocks, including voting rights, any right to receive dividends or other distributions, any rights to make a claim against the Underlier Stocks or any other rights of a holder of the Underlier Stocks. Your notes will be paid in cash and you will have no right to receive delivery of any Underlier Stocks.

Past performance is no guide to future performance.

The actual performance of the Underlier over the life of the notes, as well as the amount payable at maturity, if any, may bear little relation to the historical closing levels of the Underlier or to the hypothetical examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Underlier.

The notes are subject to currency exchange risk.

Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the Underlying Currency relative to the U.S. dollar is at any moment a result of the supply and demand for those currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Canada, the United States and other relevant countries or regions.

Of particular importance to potential currency exchange risk are:

- the volatility of the exchange rate between the U.S. dollar and Canadian dollar in which the stocks or other securities that make up the Underlier are denominated
- existing and expected rates of inflation;
- existing and expected interest rate levels;
- the balance of payments in Canada and the United States and between each country and its major trading partners;
- the extent of governmental surplus or deficit in Canada and the United States; and
- other financial, economic, military and political factors.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by Canada, the United States and those of other countries important to international trade and finance.

Regulators are investigating potential manipulation of published currency exchange rates.

It has been reported that the U.K. Financial Conduct Authority and regulators from other countries, including the United States, are in the process of investigating the potential manipulation of published currency exchange rates. If such manipulation has occurred or is continuing, certain published exchange rates may have been, or may be in the future, artificially lower (or higher) than they would otherwise have been. Any such manipulation could have an adverse effect on any payments on, and the value of, your notes and the trading market for your notes. In addition, we cannot predict whether any changes or reforms affecting the determination or publication of exchange rates or the supervision of currency trading will be implemented in connection with these investigations. Any such changes or reforms could also adversely affect your notes.

Owning the notes is not the same as owning the Underlying Currency.

The return on your notes will not reflect the return you would realize if you actually purchased the Underlying Currency. Even if the Exchange Rate during the term of the notes is greater than the Initial exchange rate, the market value of the notes may not increase by the same amount. It is also possible for the exchange rate to increase while the market value of the notes declines.

Government Intervention could materially and adversely affect the value of the notes.

Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those issuing the U.S. dollar and the Canadian dollar, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

Changes in the level of the Underlier and Exchange Rate may offset each other.

The notes are linked to the S&P/TSX 60 Index, converted into U.S. dollars. Price movements in the Underlier and movements in the Exchange Rate may not correlate with each other. At a time when the level of the Underlier increases, the Exchange Rate may decline. Therefore, in calculating the Final Underlier Level, increases in the level of the Underlier may be moderated, or more than offset, by declines in the Exchange Rate. Similarly, at a time when the Exchange Rate increases, the level of the Underlier may decline. Therefore, in calculating the Final Underlier Level, increases in the Exchange Rate may be moderated, or more than offset, by declines in the level of the Underlier. There can be no assurance that the Final Underlier Level will be higher than the Initial Underlier Level. You will lose some or all of your investment in the notes if the Final Underlier Level is lower than the Initial Underlier Level.

The notes are subject to risks associated with non-U.S. companies.

The Underlier Stocks have been issued by non-U.S. companies. An investment in securities linked to the level of the Underlier that tracks the common stocks of non-U.S. company involves risks associated with the home countries of such non-U.S. companies. The prices of such non-U.S. companies' common stocks may be affected by political, economic, financial and social factors in the home country of each such non-U.S. company, including changes in such country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the notes.

The foreign securities tracked by the Underlier may have less liquidity and could be more volatile than many of the securities traded in U.S. or other longer-established securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties.

These factors may adversely affect the performance of the Underlier and, as a result, the value of the notes.

Even though the U.S. dollar and the Canadian dollar trade around-the-clock, the notes will not.

Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Underlying Currency and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

Currency exchange risks can be expected to heighten in periods of financial turmoil.

In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Underlying Currency relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in the notes, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

We may sell an additional aggregate face amount of the notes at a different price to public.

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The price to public of the notes in the subsequent sale may differ substantially (higher or lower) from the original price to public you paid as provided on the cover of this pricing supplement.

If you purchase your notes at a premium to face amount, the return on your investment will be lower than the return on notes purchased at face amount and the impact of certain key terms of the notes will be negatively affected.

The Cash Settlement Amount will not be adjusted based on the price to public you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the Stated Maturity Date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the Stated Maturity Date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the Cap Level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the Cap Level will only permit a lower positive return in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

INFORMATION RELATING TO THE UNDERLIER

All information contained in this pricing supplement regarding the S&P/TSX 60 Index (the "Underlier"), including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC ("S&P"). The Underlier is calculated, maintained and published by S&P. S&P has no obligation to continue to publish, and may discontinue publication of, the Underlier. The Underlier is reported by Bloomberg L.P. under the ticker symbol "SPTSX60."

The Underlier is a subset of the S&P/TSX Composite® Index. The S&P/TSX Composite® Index is a broad market measure for the Canadian equity markets. The Underlier has 60 constituents and represents Canadian large capitalization securities with a view to matching the sector balance of the S&P/TSX Composite® Index according to the Global Industry Classification Standard ("GICS®"), which creates uniform ground rules for replicable, custom-tailored, industry-focused portfolios.

In using trading data to determine any matter relating to the Underlier, including index composition and calculations, trading data on the Toronto Stock Exchange ("TSX") and U.S. exchanges is reviewed. The Underlier is calculated in Canadian dollars.

Composition of the S&P/TSX 60 Index

The S&P/TSX Index Committee (the "Index Committee") maintains the S&P/TSX Composite® Index and the Underlier.

The criteria for index additions include, but are not limited to:

- *Market Capitalization*. To be eligible for inclusion in the Underlier, securities must be constituents of the S&P/TSX Composite® Index. To be eligible for inclusion in the S&P/TSX Composite® Index, a security must meet the following two criteria:
  1) Based on the volume weighted average price (VWAP) of the security on the Toronto Stock Exchange over the last 10 trading days of the month-end prior to the quarterly review, the security must represent a minimum weight of 0.05% of the S&P/TSX Composite® Index, after including the quoted market value (QMV) of that security in the total float capitalization of the S&P/TSX Composite® Index.
  2) The security must have a minimum VWAP of C$ 1 over the past three months and over the last 10 trading days of the month-end prior to the quarterly review.
- *Size*. When adding securities to the Underlier, the Index Committee generally selects amongst the larger securities, in terms of float QMV, in the S&P/TSX Composite® Index. Size may, however, be overridden for purposes of sector balance as described below.
- *Liquidity*. Stocks must have sufficient liquidity on the TSX to assure reliable price discovery through trading on the TSX. The S&P/TSX Canada Index Committee may exclude securities from the S&P/TSX Composite® Index (and therefore, the Underlier) if, in the opinion of the Index Committee, liquidity is not sufficient. When adding securities to the Underlier, the Index Committee generally selects securities with float turnover (total number of shares traded in Canada and U.S. in the previous 12 months divided by float-adjusted shares outstanding at the end of the period) of at least 0.35. This is a guideline only and may be changed at the discretion of the Index Committee. In addition, this range may be overridden for purposes of sector balance described below.
- *Sector Balance.* Security selection for the Underlier is conducted with a view to achieving sector balance that is reflective of the GICS sector weights in the S&P/TSX Composite® Index.
- *Frequency*. Minimum index turnover is preferable. Changes are made to the Underlier on an as needed basis. The most common cause of deletion is merger or acquisition of a company. Other common reasons for deletion include bankruptcy, restructuring or other corporate actions. If a company substantially fails to meet one or more of the aforementioned guidelines for inclusion or if a company fails to meet the rules for continued inclusion in the S&P/TSX Composite, it is removed. The timing of removals is at the discretion of the Index Committee.

- *Ineligible Securities.* Securities issued by mutual fund corporations, preferred shares, exchangeable shares, warrants, installment receipts and other securities deemed inappropriate by the Index Committee, from time to time, are not eligible for inclusion in the S&P/TSX Composite® Index (and therefore, the Underlier). Installment receipts are not eligible for inclusion in the S&P/TSX Composite® Index (and therefore, the Underlier), but can be used in lieu of common share trading history. Securities that are "paper-clipped" combinations of equity and debt, and which can be separated by holders, are not eligible. "Stapled" securities, in which a combination of securities trade as one and cannot be broken apart, are eligible for inclusion. Income Deposit Securities, Enhanced Income Securities (EIS) and Income Participating Securities are paper-clipped and, therefore, are ineligible.
- To be included in the eligible securities pool, securities must be listed on the Toronto Stock Exchange ("TSX") for at least six full calendar months as of the month-end prior to the applicable quarterly review. In evaluating companies graduating from the TSX Venture Exchange to the TSX, only trading that occurred after listing on the TSX is included in the liquidity calculation.

Rebalancing. Rebalancing of the S&P/TSX Composite® Index (and therefore, the Underlier) occurs quarterly. Quarterly rebalancing changes take effect on the first business day following the third Friday of March, June, September and December. Intra-quarter changes are made on an as needed basis. Changes occur in response to corporate actions and market developments. The target announcement period is two-to-five business days, but exceptions may apply due to unexpected corporate activity.

The Index Committee may change the date of a given rebalancing for reasons including market holidays occurring on the scheduled rebalancing date. Any such change will be announced with proper advance notice where possible.

Buffers. In order to limit the level of S&P/TSX Composite® Index turnover, eligible securities will only be considered for S&P/TSX Composite® Index inclusion once another stock is excluded due to a sufficiently low rank and/or liquidity, based on the float-adjusted market capitalization. Potential index inclusions and exclusions need to satisfy a buffer requirement in terms of the rank of the stock relative to the S&P/TSX Composite® Index. The following buffer aims to limit the level of index turnover that may take place at each quarterly rebalancing, maximizing the efficiency and limiting the cost associated with holding the index portfolio.

To be eligible for continued inclusion in the S&P/TSX Composite® Index, a security must meet the following two criteria:

1) Based on the volume weighted average price (VWAP) over the last 10 trading days of the month-end prior to the quarterly review, the security must represent a minimum weight of 0.025% of the index, after including the QMV for that security in the total float capitalization for the index.

2) The security must have a minimum VWAP of C$ 1 over the previous three calendar months.

Liquidity is measured by float turnover (total number of shares traded in Canada and U.S. in the previous 12 months divided by float-adjusted shares outstanding at the end of the period). Liquidity must be at least 0.25. For dual-listed stocks, liquidity must also be at least 0.125 when using Canadian volume only.

Share Updates. The share count for all S&P/TSX Composite® Index constituents are updated on a weekly basis if the changes are 5% or more of the total share count. Share changes are announced on Fridays for implementation after the close of trading the following Friday. If a change in shares outstanding of at least 5% causes a company's investable weight factor (IWF) to change by at least 5%, the IWF is updated at the same time as the share change. Changes of less than 5% of the total shares are accumulated and made quarterly on the third Friday of March, June, September and December.

Calculation of the S&P/TSX 60 Index

The S&P/TSX Composite® Index (and therefore, the Underlier) is a modified market capitalization weighted index, which is an index where the weights of the index constituents are adjusted at the quarterly rebalancing by an adjustment factor to achieve user-defined weight in the index. In particular, the weights of the stocks included in the S&P/TSX 60 Index are adjusted with a view to make the GICS® sector weights of the S&P/TSX 60 Index match the GICS® sector weights of the S&P/TSX Composite

Index. Between index rebalancings, corporate actions generally have no effect on index weights, as they are fixed through the processes defined below. As stock prices move, the weights will shift and the modified weights will change. Therefore, S&P/TSX Composite® Index (and therefore, the Underlier) must be rebalanced from time to time to re-establish the proper weighting.

The overall approach to calculate the Index is the same as in the S&P 500® Index; however, the constituents' market values are re-defined to be values that will achieve the user-defined weighting at each rebalancing. For additional information about the S&P 500® Index, see "The S&P U.S. Indices" in the accompanying underlying supplement.

Corporate Action Adjustment

he table below summarizes the types of index maintenance adjustments upon various corporate actions and indicate whether or not a divisor adjustment is required.

Type of Corporate Action	Index Treatment	Divisor Adjustment
Spin-off	See below for more information.	No
Rights offering	The price is adjusted to the Price of the Parent Company minus (the Price of Rights Offering/Rights Ratio). The adjustment factor changes to maintain the weight to be the same as the company had before the rights offering.	No
Stock split	Shares are multiplied by and the price is divided by the split factor.	No
Share/IWF changes	None. The adjustment factor is changed to keep the index weight the same.	No
Special dividends	The price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the ex-date.	Yes.
Merger or acquisition	If the surviving company is already an Underlier member, it is retained in the index. If the surviving company does not meet index criteria, it is removed.	Yes, if there is a removal.
Constituent change	The company entering the Underlier goes in at the weight of the company coming out.	No
Delisting, acquisition or any other corporate action	The stock is dropped from the Underlier.	Yes

resulting in a
constituent deletion.

Spin-offs. The spun-off company is added to all the indices of which the parent is a constituent, at a zero price at the market close of the day before the ex-date (with no divisor adjustment). If a spun-off company is determined to be ineligible for continued index inclusion, it is removed after at least one day of regular way trading (with a divisor adjustment).

Index Governance

The Underlier is maintained by the Index Committee. The Index Committee is comprised of four members representing S&P and three members representing the TSX. The Index Committee is chaired by a member designated by S&P. Meetings are held monthly, and from time to time, as needed.

The Index Committee is responsible for setting rules and policies for the Underlier, determining the composition of the Underlier and administering the methodology. In fulfilling its responsibilities, the Index Committee has full and complete discretion to amend, apply or exempt the application of the methodology and other index policies as circumstances may require, and add, remove or by-pass any security in determining the composition of any of the indices.

The Index Committee may rely on any information or documentation submitted to or gathered by it that the Index Committee believes to be accurate. Where a public document used by the Index Committee is available in both official languages of Canada, the Index Committee shall assume that the contents of both versions are identical. The Index Committee reserves the right to reinterpret publicly available information and to make changes to the Underlier based on a new interpretation of that information at its sole and absolute discretion.

Index corrections and changes to index composition are implemented at such time and in such manner, as the Index Committee deems appropriate. The timing of any index change made in response to a correction shall be at the sole and absolute discretion of the Index Committee.

License Agreement

HSBC has entered into a nonexclusive license agreement providing for the license to it, in exchange for a fee, of the right to use indices owned and published by S&P in connection with some products, including the Notes.

Standard & Poor's® and S&P® are registered trademarks of Standard & Poor's Financial Services LLC ("Standard & Poor's"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by S&P. "Standard & Poor's®," "S&P 500®", "S&P/TSX 60®" and "S&P®" are trademarks of Standard & Poor's and have been licensed for use by S&P and its affiliates and sublicensed for certain purposes by HSBC. The Underlier is a product of S&P, and has been licensed for use by HSBC.

The Notes are not sponsored, endorsed, sold or promoted by S&P, Dow Jones, Standard & Poor's or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P makes any representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Underlier to track general market performance. S&P's only relationship to HSBC is the licensing of the Underlier and certain trademarks, service marks and/or trade names of S&P. The Underlier is determined, composed and calculated by S&P without regard to HSBC or the Notes. S&P has no obligation to take the needs of HSBC or the owners of the Notes into consideration in determining, composing or calculating the Underlier. S&P is not responsible for and has not participated in the determination of the prices and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes. There is no assurance that investment products based on the Underlier will accurately track index performance or provide positive investment returns. S&P is not an investment advisor. Inclusion of a security within the Underlier is not a recommendation by S&P to buy, sell or hold such security, nor is it considered to be investment advice.

S&P DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P/TSX 60 INDEX OR ANY DATA RELATED THERETO OR ANY

COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY HSBC, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P/TSX 60 INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND HSBC, OTHER THAN THE LICENSORS OF S&P.

Historical Performance of the Underlier

The closing level of the Underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the Underlier during the period shown below is not an indication that the Underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the Underlier as an indication of its future performance. We cannot give you any assurance that the future performance of the Underlier or the component stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the Stated Maturity Date.

Neither we nor any of our affiliates make any representation to you as to the future performance of the Underlier. The actual performance of the Underlier over the life of the offered notes, as well as the Cash Settlement Amount, may bear little relation to the historical closing levels shown below.

The graph below shows the daily historical closing levels of the Underlier from November 19, 2013 through November 19, 2018. We obtained the closing levels in the graph below from Bloomberg, without independent verification.

Historical Performance of the S&P/TSX 60 Index



HISTORICAL EXCHANGE RATES

The Exchange Rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the Exchange Rate during any period shown below is not an indication that the Exchange Rate is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical Exchange Rate as an indication of its future performance. We cannot give you any assurance that the future performance of the Exchange Rate will result in your receiving an amount greater than the outstanding face amount of your notes on the Stated Maturity Date.

Neither we nor any of our affiliates make any representation to you as to the performance of the Exchange Rate. The actual performance of the Exchange Rate over the life of the offered notes, as well as the Cash Settlement Amount, may bear little relation to the historical rates shown below.

The graph below shows the U.S. dollar/Canadian dollar exchange rates (expressed as the amount of U.S. dollars per one Canadian dollar) on each day from November 19, 2013 through November 19, 2018. We obtained the rates in the graph below from Bloomberg, without independent verification.

The historical Exchange Rates in the graph below were determined using the rates reported by Bloomberg and may not be indicative of the Exchange Rate that would be derived from the applicable Reuters page in the manner set forth under "Summary Information — Key Terms — Exchange Rate" on page PS-4 of this pricing supplement.

The Exchange Rates are expressed as the amount of U.S. dollars per one Canadian dollar. An increase in the Exchange Rate for a given day indicates a strengthening of the Canadian dollar against the U.S. dollar, while a decrease in the exchange rate indicate a relative weakening of the Canadian dollar against the U.S. dollar.



EVENTS OF DEFAULT AND ACCELERATION

If the notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Summary Information—Cash Settlement Amount" in this pricing supplement. In that case, the Trading Day immediately preceding the date of acceleration will be used as the Determination Date for purposes of determining the Underlier Return, and the accelerated maturity date will be three business days after the accelerated Determination Date. If a Market Disruption Event exists with respect to the Underlier on that Trading Day or such Trading Day is not a Currency Business Day, then the accelerated Determination Date for the Underlier will be postponed in the same manner used for postponing the originally scheduled Determination Date for up to five Trading Days. The accelerated maturity date will also be postponed by an equal number of business days.

If the notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

HSBC USA Inc. expects to agree to sell to HSBC Securities (USA) Inc., and HSBC Securities (USA) Inc. expects to agree to purchase from HSBC USA Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. HSBC Securities (USA) Inc. proposes initially to offer the notes to the public at the price to public set forth on the cover page of this pricing supplement, and to certain unaffiliated securities dealers at such price, less a concession not in excess of 1.67% of the face amount. The price to public for notes purchased by certain fee-based advisory accounts will be 98.33% of the face amount of the notes, which will reduce the underwriting discount specified on the cover of this pricing supplement with respect to such notes to 0.00%.

In addition, HSBC Securities (USA) Inc. or any of its affiliates or agents may use the final pricing supplement relating to the notes in market-making transactions after the initial sale of the notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on page PS-3 of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, a note should be treated as a pre-paid executory contract with respect to the Underlier. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a note as a pre-paid executory contract with respect to the Underlier. Pursuant to this approach, we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in the Underlier would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Underlier were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Underlier and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Underlier is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on the Issuer's determination that the notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlier or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Underlier or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption, or other disposition of the notes will only apply to dispositions after December 31, 2018.

For a discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

You should only rely on the information contained in this pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

TABLE OF CONTENTS
Pricing Supplement

Equity Index Underlying Supplement

Prospectus Supplement

Prospectus

HSBC USA Inc.

$

Leveraged Capped S&P/TSX 60 Index (converted into U.S. dollars) Linked Notes due , 2020



HSBC Securities (USA) Inc.